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                                                                 EX 99(a)(5)(iv)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

_______________________________________

LESLIE SUSSER, on behalf of himself and
all others similarly situated,
                                          C.A. No. 19422 NC
               Plaintiff,
                                          CLASS ACTION COMPLAINT
      -against-

TERRELL B. JONES, WILLIAM J. HANNIGAN,
PAUL C. ELY, JR., GLENN W. MARSCHEL, JR.,
JEFFREY M. JACKSON, SAM GILLILAND, JAMES
J. HORNTHAL, F. WILLIAM CONNER, MICHAEL
A. BUCKMAN, TRAVELOCITY.COM, INC. AND
SABRE HOLDINGS CORP.

              Defendants.

_______________________________________

      Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

      1. Plaintiff Leslie Susser is a stockholder of defendant Travelocity.com, Inc. ("Travelocity" or the "Company").

      2. Defendant Travelocity is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 15100 Trinity Blvd., Fort Worth, TX 76155. Travelocity is an online travel agency. Through the Travelocity online travel Websites, which are accessible free of charge through the Internet and online services, leisure and business travelers can compare prices, make travel reservations and obtain destination information. The Company's Websites feature booking and purchase capability for airlines, car rental and hotel companies, cruise and vacation providers, as well as offer access to a database of information regarding specific


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destinations and other information of interest to travelers. As of December 31,
2001, there were approximately 50 million shares of Travelocity common stock outstanding (assuming conversion of Travelocity's Class A common stock owned by Sabre), of which approximately 15 million were owned by holders other than Sabre.

      3. Defendant Sabre Holdings Corp. ("Sabre") is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 4255 Amon Carter Blvd, Forth Worth, TX 76155. Sabre markets and distributes travel through its SABRE computer reservations system (the SABRE system). In addition, the Company provides outsourcing and software solutions to the travel and transportation industries. The SABRE system creates an electronic marketplace where travel providers display information about their products, and warehouse and manage inventory. Sabre owns approximately 70% of the outstanding shares of Travelocity common stock.

      4. Defendant Terrell B. Jones has served as President and Chief Executive Officer and a member of the Board of Directors of the Company at all relevant times herein. From May 1999 until September 1999, Mr. Jones served as Executive Vice President -- Travelocity Division of Sabre and President of Sabre Inc.'s Travelocity Division.

      5. Defendant William A. Hannigan has served as Chairman of the Board of Directors of the Company at all relevant times herein. Hannigan was also President and Chief Executive Officer and Chairman of the Board of Directors of Sabre at all relevant times herein.


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      6. Defendant Paul C. Ely, Jr. has served as a director of the Company at all relevant times herein. Howard was also a member of the Board of Directors of Sabre at all relevant times herein.

      7. Defendant Glenn W. Marschel, Jr. has served as a Director of the Company at all relevant times herein. Marschel was also a member of the Board of Directors of Sabre at all relevant times herein.

      8. Defendant Jeffrey M. Jackson has served as a Director of the Company at all relevant times herein. Jackson was Executive Vice President, Chief Financial Officer and Treasurer of Sabre at all relevant times herein.

      9. Defendant Sam Gilliland has served as a Director of the Company at all relevant times herein. Gilliland was a member of the Board of Directors of Sabre at all relevant times herein.

      10. Defendant James J. Hornthal has served as a Director of the Company at all relevant times herein.

      11. Defendant F. William Conner has served as a Director of the Company at all relevant times herein.

      12. Defendant Michael A. Buckman has served as a Director of the Company at all relevant times herein.

      13. The defendants named in paragraphs 4 through 12 are sometimes collectively referred to herein as the "Individual Defendants."

      14. The Individual Defendants, as officers and/or directors of Travelocity, have a fiduciary relationship and responsibility to plaintiff and the other common public


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stockholders of Travelocity, and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

      15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Travelocity or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

      16. This action is properly maintainable as a class action because:

            a. The Class is so numerous that joinder of all members is impracticable. There are hundreds, if not thousands, of Travelocity stockholders who are located throughout the United States;

            b. There are questions of law and fact which are common to the Class, including: whether any of the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Travelocity's public stockholders; and whether plaintiff and the other Class members would be irreparably damaged it the defendants are not enjoined in the manner described below;

      17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;


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      18. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

      19. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                                CLAIM FOR RELIEF

      20. On February 19, 2002, Sabre announced that it intends to make a cash tender offer for the approximately 30% of the shares of Travelocity common stock it did not already own for roughly $116 million.

      21. Under the terms of the proposal, Sabre intends to offer $23 per share in cash to acquire the balance of Travelocity's common stock (approximately 15 million shares). Sabre's proposed offer price compares negatively with Travelocity's trailing 30 and 60 day average closing prices of $22.30 and $24.30 respectively, in fact, Sabre has timed this offer to take advantage of a recently depressed stock price.

      22. The tender offer is expected to commence on or soon after March 5, 2002. The tender offer will be conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to over 90% (assuming conversion of Sabre's Class A common stock). Sabre anticipates acquiring any shares not purchased in


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the tender offer through a "short-form" merger at the same cash price per share as the tender offer.

      23. In response to this action by Sabre, it was announced that the Travelocity Board of Directors has formed a special committee comprised of independent and outside directors to review and evaluate Travelocity's options and make recommendations to the board.

      24. The purpose of the proposed buyout is to enable Sabre to acquire the Company and its valuable assets for its own benefit at the expense of Travelocity shareholders.

      25. As part of its majority ownership of Travelocity, Sabre has voting control of the Company and controls it proxy machinery. It has selected and elected all of Travelocity's directors who are beholden to Sabre for their offices and the valuable perquisites which they enjoy therefrom.

      26. Indeed, six out of the nine directors of Travelocity are also executives and/or directors of Sabre.

      27. Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Travelocity's public shareholders.

      28. Sabre, with the acquiescence of the directors of Travelocity, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Sabre and the Individual Defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.

      29. Plaintiff has no adequate remedy at law.

            WHEREFORE, plaintiff prays for judgment and relief as follows:


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            A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

            B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the contemplated transaction;

            C. In the event the contemplated transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

            D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

            E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiffs attorneys' and experts' fees; and

            F. Granting such other and further relief as to the Court may seem just and proper.

Dated: February 19, 2002

                                        ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, PA.


                                        By: /s/ Carmella P. Keener
                                            ------------------------------------
                                            919 N. Market Street, Suite 1401
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff

OF COUNSEL:

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
Telephone: (212) 889-3700
Facsimile: (212) 684-5191